Exhibit 16(a)(5)(v)
FOR IMMEDIATE RELEASE

Contact:	Robert B. Nolen, Jr.
President and CEO
205-221-4111
PINNACLE BANCSHARES, INC.
ODD LOT TENDER OFFER TO EXPIRE
JASPER, Ala. (January 17, 2008) — Pinnacle Bancshares, Inc. (AMEX: PLE) today announced that its tender offer for the purchase of all shares of its common stock held by persons owning 99 or fewer shares will expire at the close of business on January 18, 2008, at 5:00 p.m., Central Time.
Pinnacle noted that approximately 70 shareholders of record had tendered approximately 1,836 shares as of January 17, 2008. As a result of the shareholders who have tendered their stock, the Company has met its goals of reducing servicing costs for small accounts and to reduce the number of shareholders of record to fewer than 300.
Shareholders who tendered their shares under the odd lot tender offer will be paid $16.25 per share and an incentive payment of $50 per shareholder. Pinnacle Bancshares expects to issue checks to shareholders who properly tendered their shares on or about January 24, 2008.
About Pinnacle Bancshares
Pinnacle Bancshares, Inc. is a bank holding company headquartered in Jasper, Alabama. Its wholly-owned subsidiary, Pinnacle Bank, has approximately $240 million in assets and operates seven offices in central and northwest Alabama.
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